UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29457 / October 5, 2010

In the Matter of	:
	:
TRI-CONTINENTAL CORPORATION	:
RIVERSOURCE LASALLE INTERNATIONAL REAL ESTATE FUND, INC.	:
SELIGMAN PREMIUM TECHNOLOGY GROWTH FUND, INC.	:
50605 Ameriprise Financial Center	:
Minneapolis, MN 55474	:
	:
	:
COLUMBIA MANAGEMENT INVESTMENT ADVISERS, LLC	:
100 Federal Street	:
Boston, MA 02110	:
	:
	:
(812-13465)	:
	:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 19(b) OF THE ACT AND RULE
19b-1 UNDER THE ACT

Tri-Continental Corporation, RiverSource LaSalle International Real Estate Fund, Inc., Seligman
Premium Technology Growth Fund, Inc., and Columbia Management Investment Advisers, LLC
filed an application on December 26, 2007, and amendments to the application on September 15,
2008,[1] September 1, 2009, May 13, 2010, and September 14, 2010, requesting an order under
section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from section
19(b) of the Act and rule 19b-1 under the Act. The order permits certain registered closed-end
management investment companies to make periodic distributions of long-term capital gains
with respect to their common stock as frequently as monthly in any one taxable year, and as
often as specified by or in accordance with the terms of such investment companies' preferred
stock.

On September 10, 2010, a notice of the filing of the application was issued (Investment
Company Act Release No. 29415) ("Notice"). The Notice gave interested persons an
opportunity to request a hearing and stated that an order disposing of the application would be
issued unless a hearing was ordered. No request for a hearing has been filed, and the
Commission has not ordered a hearing.

---

[1]   In the Notice (defined below), this date was inadvertently omitted.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the exemption from section 19(b) of the Act and rule 19b-1 under the Act requested by Tri-Continental Corporation, RiverSource LaSalle International Real Estate Fund, Inc., Seligman Premium Technology Growth Fund, Inc., and Columbia Management Investment Advisers, LLC (File No. 812-13465) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary